Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES voting results FROM the 2020 ANNUAL AND SPECIAL MEETING of shareholders

Calgary, Alberta, Canada – May 14, 2020

Precision Drilling Corporation (“Precision”) announces that all resolutions considered by shareholders at its 2020 Annual and Special Meeting of Shareholders, held on May 14, 2020 (the “Annual Meeting”), have been approved.

Shareholders approved the election of 8 board members (7 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	138,278,231	97.99	2,838,675	2.01
William T. Donovan	133,209,455	94.40	7,907,451	5.60
Brian J. Gibson	134,678,627	95.44	6,438,279	4.56
Steven W. Krablin	136,294,758	96.58	4,822,148	3.42
Susan M. MacKenzie	137,452,424	97.40	3,664,482	2.60
Kevin O. Meyers	136,391,981	96.65	4,724,925	3.35
David W. Williams	138,257,892	97.97	2,859,014	2.03
Kevin A. Neveu	132,971,418	94.23	8,145,488	5.77

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps, rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

713.435.6100

Dustin Honing, Manager, Investor Relations & Corporate Development

403.716.4500

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com